UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-

____________________________________ In the matter of: Barclays Capital Inc.; Barclays Global Fund Advisors; iShares Trust; and iShares,Inc. ____________________________________	: : : : : : : : : : :	Application for an Order under Sections 6(c) and 17(b) of the Investment Company Act of 1940 for an exemption from Sections 17(a)(1) and (a)(2) of the Act

All communications and orders to:

Ira P. Shapiro, Esq. Barclays Global Fund Advisors 400 Howard Street San Francisco, CA 94105	Ira P. Shapiro, Esq. iShares Trust iShares, Inc. c/o Barclays Global Fund Advisors 400 Howard Street San Francisco, CA 94105

And

Shirin Emami, Esq. Barclays Capital Inc. 200 Park Avenue New York, New York 10166

with a copy to:

Margery K. Neale, Esq.                                                                Willkie Farr & Gallagher LLP                                                           787 Seventh Avenue                                                                        New York, NY 10019

As filed with the Securities and Exchange Commission on January 12, 2009

I.	INTRODUCTION

Barclays Global Fund Advisors (“BGFA” or the “Advisor”), iShares Trust (the “Trust”), iShares, Inc. (the “Company”), and Barclays Capital Inc. (“Barclays Capital” and, together with BGFA, the Company, and the Trust, the “Applicants”) request an order under Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 17(a)(1) and (a)(2) of the Act (the “Order”). The Trust and the Company are open-end management investment companies registered under the Act and are comprised of multiple separate series (each such series, a “Fund” and, collectively, the “Funds”) that operate as exchange-traded funds (“ETFs”). BGFA is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”) and serves as investment adviser to each of the Funds.

The requested Order would permit Barclays Capital, an affiliated person of BGFA, to buy securities from and sell securities to a Fund as an Authorized Participant (as defined below) in connection with the in-kind purchase and redemption of shares of the Fund (the “Shares”).1 The Securities and Exchange Commission (the “Commission”) has previously granted exemptive relief that permits certain affiliated persons of a Fund to buy securities from and sell securities to such Fund in connection with in-kind purchases and redemptions.2

Applicants submit that, as described more fully below, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, because, among other things, the activity of Barclays Capital as an Authorized Participant (as defined below) with respect to the Funds, including its participation in the creation and redemption of Creation Units (as defined below) of the Shares, will restore the potential for a significant additional source of liquidity and thereby enhance the arbitrage mechanism that historically has successfully limited premiums and discounts in the market price of the Shares.

Applicants submit further that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund as reported in its registration statement and reports filed under the Act, and the proposed transactions are consistent with the general purposes of the Act. As discussed in more detail below, Applicants believe that no public policy is served by prohibiting Barclays Capital from acting as an Authorized Participant with respect to the Funds. Applicants submit, among other things, that the Information Barriers (as defined below) and other procedures described below, and the participation as Authorized Participants by highly sophisticated non-affiliated persons with a pecuniary interest in the Funds’ holdings, should act to prohibit any overreaching of the Funds.

II.	BACKGROUND

A.
THE APPLICANTS

iShares Trust. The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. The Trust is organized as a series fund with multiple separate funds. The Trust currently offers and sells the Funds pursuant to a Registration Statement on Form N-1A, as amended. Each of the Funds qualifies as a “regulated investment company” (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

iShares, Inc. The Company is a Maryland corporation registered with the Commission as an open-end management investment company. The Company is organized as a series fund with multiple separate funds. The Company currently offers and sells the Funds pursuant to a Registration Statement on Form N-1A, as amended. Each of the Funds qualifies as a RIC under the Code.

Barclays Global Fund Advisors. BGFA is the investment adviser to each Fund and is registered under the Advisers Act. BGFA is a California corporation, with its principal office located in San Francisco. BGFA is a wholly owned subsidiary of Barclays Global Investors, N.A. (“BGI”), a national banking association with trust powers, with its principal office located in San Francisco, California. BGI provides investment management services for client accounts and certain unregistered investment vehicles and, through its subsidiaries, is one of the world’s largest providers of ETFs. BGI is a majority-owned subsidiary of Barclays Bank PLC (“Barclays Bank”), which is a major global financial services provider organized under the laws of England and Wales.

Barclays Capital Inc. Barclays Capital is a broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”)3 and is a Connecticut corporation with its principal office located in New York, New York. Barclays Capital is an indirect wholly owned subsidiary of Barclays Bank. In September 2008, Barclays Capital acquired most of the U.S. broker-dealer operations of Lehman Brothers Holdings Inc. (the “Lehman Acquisition”). The Lehman Acquisition closed on September 22, 2008. Prior to the Lehman Acquisition, Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., was an “Authorized Participant” for the Funds.4 As used in this Application, the term “Lehman” refers to Lehman Brothers Holdings Inc., together with its affiliates and subsidiaries (including former subsidiaries acquired by Barclays Capital in the Lehman Acquisition).

B.
RELATIONSHIP BETWEEN BGFA AND BARCLAYS CAPITAL

1.     Organizational and Functional Separation.

While BGFA and Barclays Capital are affiliated persons of each other, they are separate corporate and legal entities that are among the dozens of companies worldwide that ultimately report financial results to Barclays Bank. BGFA and Barclays Capital ultimately report results to Barclays Bank through separate and non-overlapping business lines and do not report financial or other results to any common business entity in the United States.5 BGFA and Barclays Capital are separately capitalized.

There is limited business interaction between BGFA, on behalf of its clients, including the Funds, and Barclays Capital. Certain Funds seek to track benchmark indices that were created, sponsored, or maintained by Lehman and that were subsequently purchased by Barclays Capital (with respect to its index business, the “Index Sponsor”) in the Lehman Acquisition, subject to the following conditions: (i) BGFA and the Index Sponsor are separate legal entities and have no overlapping officers, directors, or employees; (ii) there is an effective information barrier between BGFA and the Index Sponsor, and BGFA is not provided with information about a change in methodology by the Index Sponsor before it is provided to other persons outside of the Index Sponsor; (iii) BGFA does not have a preferential ability to influence the index methodology over other institutional investors; and (iv) BGFA does not seek to influence the index methodology in a way that would disproportionately benefit the Barclays organization.6 In addition, in accordance with the terms of a Commission exemptive order,7 registered investment companies advised by BGFA may lend Portfolio Securities (defined below) to Barclays Capital.

BGFA may use Barclays Capital as broker or futures commission merchant to execute portfolio transactions in securities or futures, respectively, on behalf of client accounts, including the Funds, as permitted by Rule 17e-1 under the Act (in the case of the Funds). BGFA may cause its clients that are registered investment companies, in accordance with their investment objectives and pursuant to Rule 10f-3 under the Act, to invest in securities offerings that include Barclays Capital as a member of the underwriting syndicate. While it is possible that Barclays Capital and BGFA could enter into service or other arrangements with each other on an arms-length-basis, there is no current intention to do so.

2.     Personnel and Information Barriers.

BGFA conducts its primary business operations in San Francisco, California. Barclays Capital conducts its primary U.S. business operations in New York, New York. With the exception of providing courtesy offices to each other’s employees from time to time, BGFA and Barclays Capital do not share office space. Further, BGFA and Barclays Capital do not share trading operations or portfolio management personnel. BGFA and Barclays Capital use computer systems that restrict access to the other’s employees and each maintains its own books and records.

In addition to physical separation, both BGFA and Barclays Capital have in place informational and ethical barriers and related policies and procedures (collectively, “Information Barriers”) designed to prevent, among other things, the use or disclosure of material non-public information in violation of the U.S. securities laws. The Information Barriers treat communications and transactions among BGFA, Barclays Capital, and their respective employees in exactly the same manner as communications and transactions with non-affiliated third parties. For example, (i) BGFA has adopted a Code of Ethics that prohibits employees, officers and directors from, among other things, making use or disclosure of material non-public information concerning representative sampling, portfolio construction, or portfolio holdings in violation of U.S. securities laws;8 and (ii) Barclays Capital has adopted a Code of Ethics and Conduct that prohibits employees from, among other things, manipulating the market for securities underwritten by Barclays Capital. In addition, each of BGFA and Barclays Capital has procedures designed to monitor compliance with the Information Barriers, as well as separate legal and compliance functions.

Barclays Capital and BGFA also intend, prior to reliance on the requested Order, to implement enhanced firewall procedures to limit or prohibit communication among their employees with respect to Barclays Capital’s activities as an Authorized Participant with the Funds. These additional firewall procedures will be designed to ensure that employees of Barclays Capital and BGFA will interact no differently than any other Authorized Participant acting at arm’s length might interact with BGFA in the normal course of business. Without limiting the generality of the foregoing, the additional firewall procedures will prohibit BGFA employees from communicating with employees of Barclays Capital regarding the contents of the Creation List or the Redemption List (as such terms are defined below) before it is published on any day.

C.
OPERATION OF THE FUNDS

1.      Investment Objectives.

The investment objectives, policies, and investment strategies of each Fund are fully disclosed in that Fund’s prospectus (the “Prospectus”) and statement of additional information (“SAI”). The investment objective of each currently existing Fund is sought by investing in securities (or, in some cases, other assets) (“Portfolio Securities”) using a “passive” indexing investment strategy or an actively managed strategy.9 Funds that implement passive indexing strategies invest in some or all of the component securities (the “Component Securities”) of a specified equity or fixed income securities index (an “Underlying Index”), with the objective of providing investment results that correspond generally to the price and yield performance of that Underlying Index (each such Fund, an “Index-Based Fund”). An Index-Based Fund may use either a “replication” strategy or a “representative sampling” strategy to attempt to track its Underlying Index. An Index-Based Fund using a replication strategy invests in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. An Index-Based Fund using a representative sampling strategy holds a representative sample of the Component Securities included in its Underlying Index that collectively has an investment profile similar to the Underlying Index, however it may not hold all of the Component Securities of its Underlying Index.

In addition, the Trust intends to offer certain Funds that will not seek to provide investment results similar to an Underlying Index (each such Fund, an “Actively Managed Fund”). The initial Actively Managed Funds will seek to preserve capital and maintain stability of principal by investing all of their assets in non-U.S. currencies or short-term securities that are denominated in specified local currency and have remaining maturities of sixty days or less (each such Fund, a “Currency Fund”).10 The Currency Funds will be designed to decrease in value when the value of the U.S. dollar increases relative to the applicable local currency and increase in value when the value of the U.S. dollar falls relative to the applicable local currency. While the value of the Portfolio Securities of a Currency Fund would be expected to be relatively constant in local currency terms, its net asset value (“NAV”) will be expressed in U.S. dollars. Because of this, fluctuations in the exchange rate between U.S. dollars and the applicable local currency result in fluctuations in the per-share NAV of a Currency Fund.11 The Currency Funds intend to offer and redeem Shares solely for cash denominated in the specified currency or for short-term securities that are denominated in the specified local currency.

Each Fund, regardless of whether it is an Index-Based Fund or an Actively Managed Fund, publishes its Creation List and Redemption List every Business Day (as defined below).

2.      Management of the Funds.

While each Fund is managed by BGFA, the Trust’s Board of Trustees or the Company’s Board of Directors (each, the “Board”) has overall responsibility for the Funds’ operations. The composition of the Board is in compliance with the requirements of Section 10 of the Act.

D.
ISSUANCE OF CREATION UNITS

1.      In General.

The Shares of each Fund are issued on a continuous offering basis in aggregations of 25,000 or more (each such aggregation, a “Creation Unit”).12 The Funds issue and redeem Shares only in Creation Units. As with other open-end investment companies, the Shares are issued at the NAV per share next determined after an order in proper form is received. The NAV per Share of each Fund is determined as of the time specified in its Prospectus and SAI (generally the close of the regular trading session of the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time). Creation Units of each Fund are sold only on days on which the national securities exchange on which the Shares of that Fund are listed (the “Listing Exchange”) is open (a “Business Day”).

Creation Units are issued by each Fund in exchange for an in-kind deposit of a portfolio of securities or other instruments designated by the Advisor (“Deposit Securities”). In the case of an Index-Based Fund, such Deposit Securities will correspond generally to the price and yield performance of the Fund’s Underlying Index. In the case of any Future Fund that is an Actively Managed Fund, such Deposit Securities will be based on the Fund’s investment objective and strategies and will not relate to an Underlying Index. Purchasers also generally will be required to deposit a specified amount of cash in the manner more fully described below.

Creation Units are redeemed by each Fund, as designated by the Advisor, in exchange for a portfolio of securities or other instruments held by the Fund (“Fund Securities”) and a specified amount of cash. Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with creations of Creation Units for the same day. In some circumstances and/or in certain countries (e.g., certain emerging market countries), it is not practicable, convenient, or permissible under the current law, for a Fund to purchase and redeem shares exclusively on an “in-kind” basis. In addition, an Authorized Participant may have a legal restriction that may prevent it from owning, and therefore delivering to the Fund, a particular security or instrument included in the Creation List (as defined below). In such cases, a Fund may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Further, in order for a Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine that the Shares may be purchased in Creation Units on a cash-only basis. Any decision to permit cash-only purchases of Creation Units is made if a Fund and the Advisor believe such method will substantially minimize the Fund’s transactional costs or will enhance the Fund’s operational efficiencies. For example, on days when a substantial rebalancing of an Index-Based Fund’s portfolio is required, the Advisor might prefer to receive cash rather than in-kind securities so that it has the ability to purchase securities whose weight may be increasing in the Underlying Index. If a Fund were to receive in-kind securities based on its existing portfolio on such a day, it might have to sell many of those securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received cash payment for the Creation Units.

To defray the transaction expenses, including brokerage costs, that are incurred by a Fund when investors purchase or redeem Creation Units, each Fund imposes purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment. This higher transaction fee is intended to cover the cost of purchasing such Deposit Securities, including brokerage costs, part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities, part or all of the spread between the expected bid and offer side of the market relating to foreign-exchange transactions, any tax liabilities in respect of Deposit Securities transactions, and any tax liabilities in respect of foreign-exchange transactions. The exact amounts of such Transaction Fees are determined separately for each Fund. The intent in each case is to protect the continuing shareholders of the Funds against the dilutive costs associated with (i) the transfer or purchase of Deposit Securities in connection with the purchase of Creation Units and (ii) the transfer or sale of a Fund’s Securities in connection with the redemption of Creation Units. The maximum Transaction Fees relevant to each Fund are fully disclosed in such Fund’s Prospectus and the method of calculating these Transaction Fees are fully disclosed in the Fund’s SAI.

The Funds’ distributor (the “Distributor”) acts on an agency basis and is the Trust’s “principal underwriter” for the Shares in Creation Units of each Fund. All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an Authorized Participant. Authorized Participants must enter into an agreement (“Participant Agreement”) with the Distributor and must be either (i) broker-dealers or other participants in the Continuous Net Settlement System of the National Securities Clearing Corporation, or (ii) a participant in The Depository Trust Company. The Distributor transmits orders to the Trust or Company and furnishes to those placing orders confirmation that the orders have been accepted. The Distributor may reject any order that is not submitted in proper form. A Creation Unit of Shares is not issued until the transfer of good title to the relevant Fund of the Deposit Securities and the payment of the Balancing Amount (as defined below) have been completed.13 When the required securities included in the Portfolio Deposit (as defined below), or the cash value thereof, have been delivered to the Fund’s custodian, the custodian notifies the Distributor and the Advisor, and the Fund issues and causes the delivery of the Creation Unit of Shares. Thereafter, the Trust or the Company is instructed to initiate “delivery” of the appropriate number of its Shares to the book-entry account specified by the entity placing the order.

The Distributor also is responsible for delivering the Prospectus to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance it furnishes to the custodian. In addition, the Distributor maintains a record of the instructions given to the Trust or the Company to implement the delivery of the Shares.

2.      In-Kind Deposit of Portfolio Securities.

Payment for Creation Units placed through the Distributor is made by the purchasers generally by an in-kind deposit with the Fund of the Deposit Securities together with an amount of cash (the “Balancing Amount”) specified by BGFA in the manner described below. The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of the Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount compensates for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit .”

BGFA publishes prior to the opening of trading on the Listing Exchange (currently 9:30 a.m. Eastern Time) on each Business Day, the list of the names and the required number of shares or principal amount of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (the “Creation List”). The Portfolio Deposit is applicable to a Fund (subject to any adjustments to the Balancing Amount, as described below) in order to effect purchases of Creation Units of the Fund until such time as the next-announced Portfolio Deposit composition is made available.

The identity and number of shares or principal amount of the Deposit Securities required for the Portfolio Deposit for each Fund changes from time to time. For example, the composition of the Deposit Securities may change in response to adjustments to the weighting or composition of the Component Securities in a relevant Underlying Index. These adjustments reflect changes, known to the Advisor to be in effect by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Index-Based Fund, or resulting from stock splits and other corporate actions. In addition, the Trust and the Company have reserved the right with respect to each Fund to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace a Deposit Security, as described in the applications filed with the Commission in connection with the Prior iShares Orders. Therefore, when cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as in-kind purchases of the Shares. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Balancing Amount required to be paid by an in-kind purchaser. In addition, to offset the Fund’s brokerage and other transaction costs associated with using the cash to purchase the requisite Deposit Securities, the investor is required to pay a fixed purchase Transaction Fee, plus an additional variable charge for cash purchases, which is expressed as a percentage of the NAV of the Portfolio Deposit. The amount of the maximum Transaction Fee for each Fund is set separately based on transaction costs in the particular country or countries applicable to such Fund and is disclosed in the Prospectus.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor. Pursuant to the terms of the relevant Participation Agreement, the Authorized Participant must agree, on behalf of itself or any investor on whose behalf it will act, to certain conditions, including that such Authorized Participant will make available for each purchase of Creation Units an amount of cash sufficient to pay the Balancing Amount once the NAV of a Creation Unit of Shares is next determined after receipt of the purchase order in proper form, together with the Transaction Fee described above. The Authorized Participant may require the investor to enter into an agreement with such Authorized Participant with respect to certain matters, including payment of the Balancing Amount. An investor does not have to be an Authorized Participant to purchase a Creation Unit, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

3.      Placement of Orders for Creation Units.

To initiate an order for a Creation Unit of a Fund, the Authorized Participant must submit to the Distributor an irrevocable order to purchase such Creation Unit, in the form required by the Trust or Company, not later than the designated order cut-off time on the relevant Business Day specified in the Prospectus and/or SAI. The Distributor shall be responsible for transmitting such orders to the Fund.

The Authorized Participant must also make available on or before the contractual settlement date, by means satisfactory to the Trust or the Company, immediately-available or same-day funds estimated by the Trust or the Company to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order, together with the applicable purchase Transaction Fee. Any excess funds are returned following settlement of the issue of the Creation Unit of Shares. Once the Trust or the Company has accepted an order, upon next determination of the NAV per share of the relevant Fund, the Trust or the Company confirms the issuance, against receipt of payment, of a Creation Unit of the Shares of such Fund at such NAV per share. The Distributor then transmits a confirmation of acceptance to the Authorized Participant that placed the order. Upon the deposit of Portfolio Deposits in payment for Creation Units placed through the Distributor, Shares in Creation Units are delivered to the purchasers.

E.
REDEMPTION PROCESS

Creation Units of each Fund are redeemable at the NAV next determined after receipt of a request for redemption.14 Creation Units of each Fund are redeemed principally in kind, together with a balancing cash payment (although, as described below, Creation Units may sometimes be redeemed for cash). The Shares are not redeemable except in Creation Units. Owners of the Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust or the Company. Redemption orders must be placed by or through an Authorized Participant.

 Creation Units of any Fund generally are redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made. BGFA publishes daily the list of Fund Securities which a redeemer will receive from the Fund (the “Redemption List”).

Just as the Balancing Amount is delivered by the purchaser of Creation Units to the Fund, the Fund also delivers to the redeeming owner of the Shares (the “Beneficial Owner”) in cash the “Cash Redemption Payment.” The Cash Redemption Payment on any given Business Day is an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Fund Securities received upon redemption are not identical to the Deposit Securities applicable for creations on the same day. To the extent that the Fund Securities have a value greater than the NAV of the Shares being redeemed, a cash amount equal to the differential is required to be paid by the redeeming Beneficial Owner to the Fund. The Fund may redeem Creation Units in cash in some circumstances, such as when it is not possible to effect in kind deliveries of Fund Securities in the applicable jurisdiction.15 A Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeemer if the Fund determines, in its discretion, that such method is warranted due to unusual circumstances. An unusual circumstance could arise, for example, when a redeeming entity is restrained by regulation or policy from purchasing or selling certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

A redemption request is considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor by the designated order cut off time specified by the Fund, and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed on or before contractual settlement of the redemption request. As indicated, in certain circumstances, the Fund in its discretion may require or permit cash to be substituted for Fund Securities. A cash transaction fee to cover transaction costs is deducted from the redemption proceeds, irrespective of whether such proceeds are “in kind” or cash. An additional variable charge is charged for cash redemptions which is expressed as a percentage of the NAV of the redemption proceeds. The redeeming investor bears the costs of transferring the Fund Securities from the Fund.

F.
DISTRIBUTION

The Shares in Creation Units are offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act of 1933 (“Securities Act”), may be occurring. Broker-dealers and other persons are cautioned in the Prospectus and/or SAI that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. The Prospectus states that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

The Prospectus also states that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with the Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, are unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act.

An investor may obtain the Prospectus and SAI without charge from the investor’s account executive or the Distributor. Additionally, the Distributor has arranged to deliver the current Prospectus and SAI to the Listing Exchange, where they are available for review by investors.

III.	STANDARDS FOR REQUESTED RELIEF

The requested relief would permit Barclays Capital, an affiliated person of BGFA, which is the investment adviser and thus an affiliated person of the Funds, acting as an Authorized Participant to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Units of the Shares. The exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) is requested pursuant to Sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].”

Section 17(b) provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company or an affiliated person of such person, if the Commission finds that:

“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”

The Applicants believe the proposed transactions meet the criteria for exemption set forth in Sections 6(c) and 17(b). As discussed in more detail below, Applicants believe that the requested relief could benefit the Funds and Fund investors by restoring the potential for a significant additional source of liquidity and thereby enhancing the arbitrage mechanism that historically has successfully limited premiums and discounts in the market price of the Shares. Applicants further submit that the Information Barriers, together with the additional firewall procedures described above, and the participation as Authorized Participants of highly sophisticated, non-affiliated persons who have a pecuniary interest in the Funds’ holdings, should act to prohibit any overreaching of the Funds. The sale and redemption of Creation Units of each Fund will be on the same terms for all investors and in all cases Creation Units will be sold and redeemed by the Fund at NAV. The Portfolio Deposit for each Fund will be determined using procedures applicable to all investors and affiliates of the Fund will not have any advantages over other shareholders.

IV.	REQUEST FOR ORDER

Applicants seek, pursuant to Sections 6(c) and 17(b), exemptions from Sections 17(a)(1) and 17(a)(2), in order to permit Barclays Capital to buy securities from and sell securities to the Funds as an Authorized Participant in connection with the in-kind purchase and sale of Creation Units of the Shares.

V.	DISCUSSION OF THE REQUESTED RELIEF

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section Sections 6(c) and 17(b) of the Act to allow Barclays Capital, as an Authorized Participant, to effectuate purchases and redemptions of Creation Units of the Shares on an in-kind basis.

Section 17(a) of the Act, in general, makes it unlawful:

“for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer) . . . .”

The Commission, upon application pursuant to Section 17(b) of the Act, has the authority to grant an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by Barclays Capital, Applicants also are requesting an exemption from Section 17(a) under Section 6(c).16

Section 2(a)(3) of the Act in relevant part defines an affiliated person of another person as:

“(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof or member of an advisory board thereof;”

Because Barclays Capital and BGFA are under common control, and because BGFA is the investment adviser of the Funds, Section 17(a)(1) could be read to prohibit Barclays Capital from executing an in-kind purchase with a Fund, and Section 17(a)(2) could be read to prohibit Barclays Capital from executing an in-kind redemption with a Fund. Applicants request an exemption to allow Barclays Capital, acting as an Authorized Participant, to buy securities from and sell securities to the Funds in connection with purchases and redemptions in-kind of Creation Units of the Shares.

Applicants submit that the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the presence of Barclays Capital as an Authorized Participant that participates in the creation and redemption of Creation Units of the Shares will benefit the Funds and Fund investors by restoring the potential for a significant additional source of liquidity and thereby enhancing the arbitrage mechanism that historically has successfully limited premiums and discounts in the market price of the Shares.17

Prior to the Lehman Acquisition, Lehman served as a significant and active Authorized Participant with respect to the Funds, as well as other ETFs.18 Subsequent to the Lehman Acquisition, Barclays Capital ceased Lehman’s Authorized Participant activities with respect to the Shares.19 Although Barclays Capital may trade the Shares in the secondary market, unlike its competitors and the activity previously conducted by Lehman, it may not hedge its positions by creating and redeeming Creation Units of the Shares directly with a Fund. This potentially contributes to wider spreads between the market price and the NAV of the Shares where Lehman had been a significant market participant, since there is now a large market participant that is unable to engage in the same hedging activities as other participants.20 While there are numerous factors that may result in premiums and discounts in the market price of ETF shares in relation to NAV, the Applicants believe that reinstituting the activities formerly conducted by Lehman has the potential to result in better pricing efficiencies for the Shares, which in turn would benefit Fund investors and help facilitate greater market efficiency and liquidity.

As the Commission stated in its 2001 concept release (the “Concept Release”) on ETFs, “[i]t is important that ETFs be designed to enable arbitrage and thereby minimize the probability that ETF shares will trade at a large premium or discount.”21 Applicants submit that Barclays Capital’s participation as an Authorized Participant in the Shares, particularly after the elimination of Lehman from the marketplace, should serve to increase the efficiency of the Funds’ arbitrage mechanism and improve the liquidity of the Shares and thereby reduce premiums and discounts relative to the NAV of the Shares. Applicants also submit that an important factor for an efficient market in ETFs is participation in such market by, and competition between, Authorized Participants that create, redeem, and otherwise transact in ETF shares. Generally speaking, the more Authorized Participants that stand ready to create or redeem a Fund’s Shares, the greater the pricing efficiency and the better the trading market for the Fund’s Shares. Absent the grant of the relief requested, Fund investors could be uniquely disadvantaged compared to other ETF investors because Barclays Capital has continued Lehman’s significant activities as an Authorized Participant of other non-affiliated ETFs.22

Applicants submit that the terms of the proposed transactions are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and the proposed transactions are consistent with the general purposes of Act. Applicants believe that no public policy is served by prohibiting Barclays Capital from acting as an Authorized Participant with respect to the Funds and that acting in such a capacity will not result in abusive self-dealing or overreaching. Applicants submit that the proposal to permit Barclays Capital to act as an Authorized Participant will not result in an affiliated person of the Advisor having the power to exercise inappropriate influence over a Fund’s holdings or transactions. The Information Barriers, which are already in existence and which prohibit the exchange of information between BGFA and Barclays Capital in contravention of the law, together with the additional firewall procedures described above, should mitigate the concern over any possible influence Barclays Capital may have over a Fund’s holdings or transactions.

In addition, Applicants submit that the participation as Authorized Participants of other, non-affiliated persons who have a pecuniary interest in the Funds’ holdings, means that other highly sophisticated investors have both the opportunity and incentive to question whether a Fund is investing in or disposing of securities in a manner that does not appear to be in the best interests of that Fund. Those other Authorized Participants effectively serve as an additional policing mechanism to monitor for and prohibit any potential overreaching by Barclays Capital. Specifically, on each Business Day, BGFA publishes both the Creation List and the Redemption List, which are available at the same time to all Authorized Participants. Publication of these lists results in transparency of the creation and redemption process for the Funds.23 The Applicants submit that this transparency reduces or eliminates the risk that an Authorized Participant, whether affiliated with the Advisor or not, would be in a position to overreach the Fund by “dumping” its unwanted securities or other assets in the Fund or to cause the Fund to distribute certain desirable assets in an in-kind redemption. Any such abusive conduct would be reflected in the Fund’s holdings and NAV and would be readily apparent to sophisticated market participants who are in a position to object.24

The Applicants represent that any in-kind purchases and redemptions by Barclays Capital would be done in a manner consistent with each Fund’s policies and procedures, and in a manner consistent with each Fund’s objectives and with the general purposes of the Act. Applicants submit that any such in-kind purchases and redemptions will be made on terms that are fair and reasonable to the Funds because (i) they will be made at arms-length on the same terms as in-kind purchases and redemptions with other Authorized Participants; and (ii) the valuation methodology that is used to value Portfolio Securities and other Fund assets for purposes of the Fund’s daily NAV calculations is the same as that used to value the Deposit Securities and Fund Securities being distributed in-kind. This valuation methodology is consistent with the requirements of the Act and the rules thereunder. Because a single, consistent valuation methodology is applied, Applicants submit that there will be no opportunity to effect a transaction that inappropriately favors Barclays Capital or is detrimental to the other holders of the Shares of that Fund. Similarly, Applicants submit that, by using the same valuation methodology for valuing Portfolio Securities held by a Fund and for valuing assets delivered in in-kind redemptions or purchases, a Fund will ensure that its NAV will not be adversely affected by such in-kind transactions.

Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in the same manner for all purchases and redemptions, regardless of size or number. All Creation Units for a given Fund will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. As stated above, Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer. Further, issuance of the requested Order will not cause BGFA to alter its methods for determining the appropriate securities to be included in a Fund’s portfolio. BGFA will not take any special considerations applicable to Barclays Capital into account in determining a Fund’s portfolio and, as a result of the organizational separation of BGFA and Barclays Capital, as well as the Information Barriers and other firewalls, BGFA will not have knowledge of any such factors. Rather, Barclays Capital will be treated like all other Authorized Participants.

The Applicants note that in the ETF Rule Proposing Release, the Commission requested comment generally on whether it should adopt a rule that would permit a broker-dealer that is affiliated with the ETF’s adviser to be allowed to transact in-kind with the ETF, in essence the same relief requested in this application. No commenter objected and several explicitly urged the Commission to adopt the relief in any final rule because, as one commenter that is unaffiliated with the Applicants explained, ETFs and their shareholders in fact stand to benefit from permitting affiliated broker-dealers to act as Authorized Participants in their shares.25 This is because the potential for overreaching is diminished where a broker-dealer affiliate purchases and redeems creation units in exactly the same manner, on the same terms, and at the same value as other Authorized Participants. The Applicants recognize that the Commission may determine not to adopt as part of an ETF exemptive rule an exemption to permit a broker-dealer to act as an Authorized Participant of affiliated ETFs, either because the purpose of its rule proposal was to codify existing relief based on existing exemptive orders only, or for other reasons. Applicants submit, however, that based on the reasoning set out above and the protections in place to prohibit any overreaching or undue influence by Barclays Capital over the holdings or transactions of the Funds, Applicants should be granted the requested relief. This will enable the industry to establish, and the Commission and its staff to observe, that, just as there is no ability for an Authorized Participant to overreach an ETF with which it is affiliated by virtue of share ownership, with sufficient information barriers and the participation of unaffiliated Authorized Participants, there is no ability for an Authorized Participant to overreach an ETF with which it is affiliated for other reasons.26

The Applicants further note that the Commission staff has on a number of occasions indicated that it will not recommend enforcement action to the Commission under Section 17(a) of the Act in connection with proposed in-kind purchases or redemptions involving a registered investment company and an affiliate.27 In each of these situations, the requesting parties described the procedures that were designed to ensure that the transaction in question would be in the best interests of each registered investment company and its shareholders, and that there would be sufficient protections in place to prevent overreaching of the registered investment company.28 The Applicants submit that the procedures established by the Funds to facilitate in-kind purchases and redemptions of Creation Units, together with the Information Barriers and the other firewalls, would address the public policy concerns underlying Section 17(a) and prevent overreaching or other abusive behavior with respect to the Funds.

Finally, Barclays Capital desires to purchase and redeem Creation Units of the Shares for several reasons, but primarily because the inability to do so potentially disadvantages its customers. Barclays Capital believes that there are situations where it is more efficient to purchase and redeem Creation Units directly rather than purchasing the Shares in the secondary market. Barclays Capital believes that the ability to purchase and redeem Creation Units directly as an Authorized Participant will enable it to provide better secondary market quotations for the Shares, thereby resulting in better execution for its customers who purchase the Shares. So long as Barclays Capital is unable to transact in Creation Units, Barclays Capital’s customers will be potentially disadvantaged.

Accordingly, Applicants respectfully request that the Commission grant relief to the extent necessary to permit Barclays Capital to purchase and redeem Creation Units in-kind as permitted by the provisions of the Trust’s and the Company’s organizational documents. For the reasons set out above, Applicants submit that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund as reported in its registration statement and reports filed under the Act, and the proposed transactions are consistent with the general purposes of the Act.

VI.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8297

VII.	AUTHORIZATIONS AND SIGNATURES

A.      BARCLAYS GLOBAL FUND ADVISORS

In accordance with Rule 0-2(c) under the Act, BARCLAYS GLOBAL FUND ADVISORS states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so. Raman Suri and Darek Wojnar are each authorized to sign and file this document on behalf of BARCLAYS GLOBAL FUND ADVISORS, as Advisor to the iShares Trust and iShares, Inc., pursuant to the general authority vested in Raman Suri as Managing Director and Darek Wojnar as Principal, respectively.

BARCLAYS GLOBAL FUND ADVISORS

By:     /s/ Raman Suri

Name:    Raman Suri

Title:       Managing Director

Dated:     January 8, 2009

By:     /s/ Darek Wojnar

Name:     Darek Wojnar

Title:        Principal

Dated:     January 8, 2009

B.      iSHARES TRUST and iSHARES, INC.

In accordance with Rule 0-2(c) under the Act, iSHARES TRUST and iSHARES, INC. state that all actions necessary to authorize the execution and filing of this Application on their behalf have been taken, and the persons signing and filing this document on their behalf are authorized to do so. Ira P. Shapiro, Vice President of iSHARES TRUST and Vice President of iSHARES, INC., is authorized to sign and file this document on behalf of iSHARES TRUST and iSHARES, INC. pursuant to the following resolutions adopted by the Board of Trustees of iSHARES TRUST and the Board of Directors of iSHARES, INC. on December 5, 2003:

RESOLVED, that the Board hereby authorized and directs the appropriate officers of iShares Trust (the “Trust”) and iShares, Inc. (the “Company”), with such assistance from the Trust’s and the Company’s legal counsel or others as may be required, to prepare and to file on behalf of the Trust and the Company, one or more applications requesting an order of the Securities and Exchange Commission granting exemptions from various provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder, the particular such sections and rules to be determined, as may be necessary or appropriate to permit Barclays Capital, an affiliate of the Trust and the Company, to act as an Authorized Participant with respect to the series of the Trust and the Company, as described at the meeting; and it is

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said application as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Trust and the Company by one or more officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations, and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

iSHARES TRUST

iSHARES, INC.

By:      /s/ Ira P. Shapiro

Name:      Ira P. Shapiro

Title:        Vice President

Dated:      January 8, 2009

C.      BARCLAYS CAPITAL INC.

In accordance with Rule 0-2(c) under the Act, BARCLAYS CAPITAL INC. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so. Joseph J. Corcoran is authorized to sign and file this document on behalf of BARCLAYS CAPITAL INC. pursuant to the general authority vested in him as Managing Director and Head of Equities Trading-U.S.

BARCLAYS CAPITAL INC.

By:     /s/ Joseph J. Corcoran

Name:     Joseph J. Corcoran

Title:       Managing Director, Head of Equities Trading-U.S.

Dated:     January 8, 2009

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, each of the undersigned states that he has duly executed the attached Application dated January 8, 2009, for an order, for and on behalf of BARCLAYS GLOBAL FUND ADVISORS; that Raman Suri is Managing Director of such company and Darek Wojnar is Principal of such company; and that all actions taken by the directors, trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. Each of the undersigned further say that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ Raman Suri

Name:    Raman Suri

Title:       Managing Director

Dated:     January 8, 2009

By:     /s/ Darek Wojnar

Name:    Darek Wojnar

Title:       Principal

Dated:     January 8, 2009

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated January 8, 2009, for an order, for and on behalf of iSHARES TRUST, and iSHARES, INC.; that he is the Vice President of iSHARES TRUST and the Vice President of iSHARES, INC.; and that all actions taken by the directors, trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ Ira P. Shapiro

Name:     Ira P. Shapiro

Dated:     January 8, 2009

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated January 8, 2009, for an order, for and on behalf of BARCLAYS CAPITAL INC.; that he is the Managing Director and Head of Equities Trading-U.S. of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:    /s/  Joseph J. Corcoran

Name:     Joseph J. Corcoran

Dated:     January 8, 2009

--------

1      The Applicants request relief for sales and purchases of securities in connection with in-kind purchases and redemptions of Shares of any Fund including any Fund formed in the future that offers to engage in in-kind purchases and redemptions of Shares through publication of a Creation List and a Redemption List (as such terms are defined herein). Applicants do not believe that exemptive relief is needed to permit purchases and redemptions of Shares by an affiliated person of BGFA solely for cash.

2     Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sep. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006) (as amended, the “Prior Fixed Income Order”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000); iShares Trust, et al., Investment Company Act Release No. 25111 (Aug. 15, 2001); and iShares, Inc., et al., Investment Company Act Release No. 25215 (Oct. 18, 2001); each order as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) and Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (Oct. 5, 2004) (collectively and as amended, “Prior Foreign Equity Orders”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002) and iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) (as amended, “Prior Domestic Equity Order”); and In the Matter of Barclays Global Fund Advisors, et. al., Investment Company Act Release No. 28173 (Feb. 6, 2008) (the “Actively Managed ETF Order”). The Prior Fixed Income Order, Prior Foreign Equity Orders, and Prior Domestic Equity Order were amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (Jan. 17, 2007) (collectively, with the Actively Managed ETF Order, the “Prior iShares Orders”). Among other things, the Prior iShares Orders permit persons affiliated with the Funds by virtue of 5% or 25% (or greater) ownership in the Funds, but not by virtue of any other relationship with the Funds, to buy from and sell securities to the Funds in connection with the in-kind purchase and redemption of Shares. Barclays Capital, as an entity otherwise affiliated with an affiliated person (as defined in section 2(a)(3) of the Act) of the Funds, may not rely on the Prior iShares Orders to engage in in-kind purchase and redemption transactions with the Funds.

3      Barclays Capital also is registered as an investment adviser under the Advisers Act and as a futures commission merchant pursuant to the Commodity Exchange Act.

4      The role of Authorized Participants with respect to ETFs is discussed in more detail in section II below. Prior to the Lehman Acquisition, Lehman was a leading Authorized Participant for certain Funds. After the Lehman Acquisition, Barclays Capital ceased the activities of Lehman as an Authorized Participant with respect to the Funds, although Barclays Capital continues to be a significant Authorized Participant for other ETFs.

5      BGFA ultimately reports results to Barclays Bank through Barclays Global Investors UK Holdings Limited, an English company and a majority owned subsidiary of Barclays Bank. Barclays Capital separately reports results to Barclays Bank.

6      On September 19, 2008, the Commission staff provided oral assurances that the staff would not recommend enforcement action to the Commission if certain of the Funds use a performance benchmark index sponsored by the Index Sponsor, subject to the conditions described above.

7      In the Matter of Maxim Series Fund, Inc., et al., Investment Company Act Release No. 25878 (Dec. 27, 2002).

8      BGFA has adopted a Code of Ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. BGFA also has adopted policies and procedures regarding the use of material non-public information as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material nonpublic information.

9      A Fund also may pursue its passive indexing strategy by investing in one or more other Funds or ETFs. See iShares Trust, et al., SEC Staff No-Action Letter (Oct. 22, 2008).

10     The Currency Funds will operate pursuant to the Actively Managed ETF Order, supra n. 2.

11      BGFA, the Company, and the Trust are also, through a separate application, currently seeking additional exemptive relief to permit other types of Actively Managed Funds that are fully transparent. The Applicants request that any Order granted hereunder also apply to such other Actively Managed Funds.

12     The process for issuing Creation Units of the Funds generally will be the same for Index-Based Funds and Actively Managed Funds. One difference is that, pursuant to the Actively Managed ETF Order, Creation Units of Actively Managed Funds may be offered in aggregations of 25,000 Shares or more, while Creation Units of Index-Based Funds tend to be offered in aggregations of 50,000 Shares or more.

13      To the extent contemplated by the Participant Agreement, the Funds issue Creation Units of the Shares to such Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible. This undertaking is secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement permits the Funds to buy the missing Deposit Securities at any time and subjects the Authorized Participant to liability for any shortfall between the cost to the Funds of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

14     The process for redeeming Creation Units of the Funds generally is the same for Index-Based Funds and Actively Managed Funds.

15      Applicants note that certain holders of Shares of a particular Fund may be subject to unfavorable tax treatment if they are entitled to receive in-kind redemption proceeds. The Trust or the Company may adopt a policy with respect to such Fund that such holders of Shares may redeem Creation Units solely for cash.

16      See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

17      In a recent rule proposal, the Commission addressed the arbitrage mechanism favorably, stating that “the ability of financial institutions to purchase and redeem creation units at each day’s NAV creates arbitrage opportunities that may help keep the market price of ETF shares near the NAV per share of the ETF.” Exchange-Traded Funds, Investment Company Act Release No. 28193, at p. 10 (Mar. 11, 2008) (“ETF Rule Proposing Release”).

18      Lehman represented approximately 4% of gross Authorized Participant activity across all Index-Based Funds (domestic and fixed-income) through September 2008. Lehman was a particularly significant Authorized Participant for fixed-income Index-Based Funds, representing approximately 20% of gross Authorized Participant creation and redemption activity in fixed-income Index-Based Funds through September 2008.

19      Barclays Capital has combined the ETF activities formerly conducted by Lehman with its own activities and is a significant Authorized Participant for unaffiliated ETFs.

20      Applicants believe, based on third party sources, that Lehman’s share of secondary market trading volume in all ETFs was approximately 13.8% during the first half of 2008.

21      SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001).

22      The Commission has granted exemptions from the prohibitions of Section 17(a) of the Act in other contexts in recognition that an investment company may be disadvantaged when it is precluded from dealing with a major market participant for a category of securities. See J.P. Morgan Investment Management, Inc., et al, Investment Company Act Release No. 26466 (June 8, 2004); Goldman Sachs Trust, et al., Investment Company Act Release No. 24877 (Feb. 21, 2001); and Merrill Lynch CMA Tax-Exempt Fund, et al., Investment Company Act Release No. 15520 (Jan. 5, 1987). Applicants submit that these exempted transactions appear to involve much less transparency than the operation of an ETF as described in this Application.

23      For this reason, and because the Information Barriers and proposed enhanced firewalls serve to prohibit undue influence over any Fund, the Applicants submit that the Commission should not distinguish between the Index-Based Funds and the Actively Managed Funds.

24      As described above, this would be true regardless of whether a Fund is an Index-Based Fund or an Actively Managed Fund.

25      Comment Letter of the Investment Company Institute (May 19, 2008). Barclays Capital and BGFA also submitted letters urging the Commission to include this relief in any final ETF rule. See Comment Letter of Barclays Capital (May 8, 2008); Comment Letter of BGFA (May 16, 2008).

26      The Applicants note that in Invesco Value Trust, Investment Company Act Release No. 23607 (Dec. 17, 1998) and In the Matter of Emerald Funds, Investment Company Act Release No. 22892 (Nov. 17, 1997), the Commission granted relief to permit an affiliated person of a fund’s investment adviser to engage in in-kind redemptions and, therefore, such relief is not entirely novel. See also Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999) (the “Signature letter”).

27      See, e.g., ING Series Fund, Inc., et al., SEC Staff No-Action Letter (Apr. 30, 2008) (the “ING letter”); Old Mutual Advisors Fund, SEC Staff No-Action Letter (Nov. 16, 2007); Citigroup Global Markets, Inc., SEC Staff No-Action Letter (Sep. 26, 2006); and the Signature letter.

28      For example, in the Signature letter, the staff said it would not recommend enforcement action to the Commission under Section 17(a) of the Act in connection with in-kind redemptions between a registered investment company, acting as a master fund, and affiliated investment companies, acting as feeder funds. The staff explained that there are benefits to in-kind redemptions, and that in-kind redemptions involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) of the Act under certain circumstances. The staff noted the following factors that contributed especially to their analysis: (i) the in-kind redemption must be effected at approximately the redeeming affiliate’s proportionate share of the distributing fund’s current net assets, and thus does not result in the dilution of the interests of the remaining shareholders; (ii) the distributed assets are valued in the same manner as they are valued for purposes of computing the distributing fund’s NAV; (iii) the in-kind redemption is consistent with the distributing fund’s redemption policies and undertakings, as set forth in the fund’s Prospectus and SAI; (iv) neither the affiliated shareholder nor any other party with the ability and the pecuniary incentive to influence the redemption in kind selects, or influences the selection of, the distributed securities; (v) the redemption in kind is approved by the distributing fund’s board of directors, including a majority of the directors who are not interested persons of the fund; and (vi) the distributing fund maintains and preserves for at least six years a copy of any of the board’s procedures, as well as certain other records for relating to the redemptions. The staff cited similar factors more recently in granting no-action relief to permit in-kind purchases and redemptions with affiliated parties. See, e.g., ING Letter (in granting relief to permit a restructuring of portfolio series funds to a fund of funds structure through in-kind acquisitions of assets, the staff cited similar conditions to those contained in the Signature letter). The protections in place in each of the cited letters to prevent overreaching by the affiliate are similar to those present in the instant situation.